    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1997


                                                      REGISTRATION NO. 333-33395

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933

                            ------------------------

                              EXECUTIVE RISK INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                          06-1388171
 (STATE OR OTHER JURISDICTION OF INCORPORATION OR         (I.R.S. EMPLOYER IDENTIFICATION NO.)
                   ORGANIZATION)

                            ------------------------


                              82 HOPMEADOW STREET

                          SIMSBURY, CONNECTICUT 06070
                                 (860) 408-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                ROBERT H. KULLAS
                                    CHAIRMAN
                              EXECUTIVE RISK INC.
                              82 HOPMEADOW STREET
                               SIMSBURY, CT 06070
                                 (860) 408-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------


COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR
                          SERVICE, SHOULD BE SENT TO:


          JAMES A. FITZPATRICK, JR., ESQ.                        PETER R. O'FLINN, ESQ.
            JONATHAN L. FREEDMAN, ESQ.                           STEPHEN G. ROONEY, ESQ.
                 DEWEY BALLANTINE                        LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.
            1301 AVENUE OF THE AMERICAS                           125 WEST 55TH STREET
           NEW YORK, NEW YORK 10019-6092                      NEW YORK, NEW YORK 10019-5389
                  (212) 259-8000                                     (212) 424-8000

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 26, 1997


PROSPECTUS
SEPTEMBER   , 1997

                                1,000,000 SHARES

                                      LOGO

                                  COMMON STOCK


     All of the 1,000,000 shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Executive Risk Inc. ("ERI" or the "Company"). The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "ER". The closing price of the Common Stock on the NYSE on August 25, 1997 was $58.38 per share. See "Price Range of Common Stock and Dividends."


      SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------
                                           PRICE            UNDERWRITING           PROCEEDS
                                          TO THE            DISCOUNTS AND           TO THE
                                          PUBLIC           COMMISSIONS(1)         COMPANY(2)
--------------------------------------------------------------------------------------------------
Per Share..........................           $                   $                    $
Total(3)...........................           $                   $                    $
--------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company, estimated at $300,000.


(3) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 150,000 shares of Common Stock, at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $       , $       and $       , respectively. See "Underwriting."

     The Shares offered hereby are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the Shares
will be made in New York, New York on or about September   , 1997.

DONALDSON, LUFKIN & JENRETTE
            SECURITIES CORPORATION

                          CONNING & COMPANY
                                              OPPENHEIMER & CO., INC.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

     NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA (THE "NORTH CAROLINA INSURANCE COMMISSIONER") NOR HAS THE NORTH CAROLINA INSURANCE COMMISSIONER RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS.

     ERI, A DELAWARE CORPORATION, OWNS ALL OF THE SHARES OF CAPITAL STOCK OF CERTAIN INSURANCE COMPANIES DOMICILED IN THE STATES OF CONNECTICUT AND DELAWARE. THE CONNECTICUT AND DELAWARE INSURANCE LAWS REQUIRE PRIOR APPROVAL BY THEIR RESPECTIVE STATE INSURANCE COMMISSIONERS OF ANY ACQUISITION OF CONTROL OF A DOMESTIC INSURANCE COMPANY OR OF ANY COMPANY WHICH CONTROLS A DOMESTIC INSURANCE COMPANY. "CONTROL" IS GENERALLY PRESUMED TO EXIST THROUGH THE OWNERSHIP OF, OR THE HOLDING OF PROXIES WITH RESPECT TO, 10% OR MORE OF THE VOTING SECURITIES OF AN INSURANCE COMPANY OR OF ANY COMPANY WHICH CONTROLS AN INSURANCE COMPANY. ANY PURCHASER OF COMMON STOCK HOLDING POWER TO VOTE 10% OR MORE OF THE OUTSTANDING SHARES OF COMMON STOCK WILL BE PRESUMED TO HAVE ACQUIRED CONTROL OF ERI'S INSURANCE SUBSIDIARIES UNLESS THE RELEVANT INSURANCE COMMISSIONER, FOLLOWING APPLICATION BY SUCH PURCHASER, DETERMINES OTHERWISE. ACCORDINGLY, ANY PURCHASE RESULTING IN A PURCHASER'S HOLDING THE POWER TO VOTE 10% OR MORE OF THE OUTSTANDING SHARES OF COMMON STOCK WOULD REQUIRE PRIOR APPROVAL BY THE INSURANCE COMMISSIONERS OF THE ABOVE-REFERENCED STATES.

     NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES AND CANADA. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE SHARES AND THE DISTRIBUTION OF THIS PROSPECTUS.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, copies of the above reports, proxy statements and other information also may be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained from the principal office of the Commission in Washington, DC, upon payment of the fees prescribed by the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference:

        (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

        (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

        (iii) Current Reports on Form 8-K filed on February 18, 1997 and June 5, 1997; and


        (iv) description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on February 9, 1994, as amended by Form 8-A/A, filed with the Commission on May 8, 1996, and as further amended by Form 8-A/A, filed with the Commission on August 26, 1997, including any further amendment updating such description.


     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person (including any beneficial owner of Shares purchased in the Offering) to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to the Company at 82 Hopmeadow Street, Simsbury, CT 06070, Attention: Mr. Robert V. Deutsch, Executive Vice President, telephone number (860) 408-2000.

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Prospectus and the documents incorporated by reference herein, or any other written or oral statements made by or on behalf of the Company, may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which are described in more detail elsewhere in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated herein by reference) include, but are not limited to, uncertainties relating to cyclical industry conditions, uncertainties relating to government and regulatory policies, the legal environment, the uncertainties of the reserving process, the competitive environment in which the Company operates, the uncertainties inherent in international operations, interest rate fluctuations and uncertainties related to the Company's possible entrance into new insurance lines and new geographic markets. The words "believe," "expect," "anticipate," "project," and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements appearing elsewhere, or incorporated by reference, in this Prospectus. Except where otherwise indicated, (i) the "Company" or "ERI" refers to Executive Risk Inc., with respect to any period subsequent to December 31, 1993, and to its wholly-owned subsidiary, Executive Re Inc. ("Executive Re"), with respect to any period prior to January 1, 1994; (ii) "ERII" refers to Executive Risk Indemnity Inc. and "ERSIC" refers to Executive Risk Specialty Insurance Company (ERII and ERSIC are wholly-owned insurance company subsidiaries of the Company and are sometimes collectively referred to as the "Insurance Subsidiaries"); (iii) "ERMA" refers to Executive Risk Management Associates, the Company's wholly-owned underwriting agency which offers insurance policies issued by ERII and ERSIC, as well as by certain other insurance companies; and (iv) all financial information in this Prospectus is presented in accordance with generally accepted accounting principles ("GAAP"), unless specified as being in accordance with statutory accounting practices ("SAP").

                                  THE COMPANY

     ERI is a specialty insurance holding company which, through its subsidiaries, develops, markets and underwrites directors and officers liability insurance ("D&O") and errors and omissions liability insurance ("E&O") for lawyers and other professionals. Based on the most recently available survey of the domestic D&O market by Watson Wyatt Worldwide, the Company is a leading D&O underwriter and is the leading underwriter of D&O for not-for-profit health care organizations based on policy count. The Company's subsidiaries also offer fiduciary liability insurance and fidelity bonds for corporations, employment practices liability insurance for corporations and their employees, technology maintenance and repair coverage for hospitals and clinics and stop-loss arrangements for providers of medical services. The Company markets its products primarily through independent agents and brokers throughout the United States. In recent years, the Company also has been marketing insurance outside the United States, particularly in Europe. The Company intends to continue the expansion of its international business.

     Both D&O and E&O are designed to protect insureds against lawsuits and associated legal defense expenses. In connection with D&O coverage of for-profit corporations, such liabilities can arise from claims by customers, vendors, competitors and former employees, although the most severe liabilities have historically arisen from lawsuits by stockholders alleging director or officer failure to discharge duties to the corporation or violations of federal securities laws. In the case of not-for-profit organizations, the Company's coverage is often implicated in employment practices litigation. E&O is most often sold to professionals, such as attorneys, psychologists and insurance agents, among others, where the principal sources of potential claims are dissatisfied clients alleging breaches of professional standards or ethical violations. Fiduciary liability coverages are intended primarily to protect those who invest and administer benefit plan trusts, and fidelity insurance coverages insure against losses associated with employee theft and other types of employee dishonesty. Employment practices liability insurance, which is available to cover both the employing organization and its supervisors, insures against losses associated with employee claims such as sexual harassment, wrongful termination and discriminatory treatment. The Company's non-liability related products include a service contract and cost management product for owners of high-tech diagnostic equipment and related healthcare technology, and a stop-loss policy for providers of medical services that receive revenues for their services under the capitation method.

     The Company is in the process of exploring entry into certain new insurance lines. Such entry could be by means of the establishment of new businesses or the acquisition of existing businesses. Such new insurance lines may or may not be related to the Company's core D&O and E&O lines. There can be no assurance as to whether the Company will in fact enter into any such new insurance lines or, if it does, as to the timing thereof, or as to the results of operations of such new insurance lines.

     The following table sets forth the Company's gross premiums written by line of business for the periods indicated.

                                                                 YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------
                                          1996 GROSS              1995 GROSS              1994 GROSS
                                           PREMIUMS    PERCENT     PREMIUMS    PERCENT     PREMIUMS    PERCENT
                                           WRITTEN     OF TOTAL    WRITTEN     OF TOTAL    WRITTEN     OF TOTAL
                                                                 (DOLLARS IN THOUSANDS)
Domestic D&O............................   $240,680        72%     $159,491        76%     $104,871        81%
Lawyers E&O.............................     35,679        11        28,744        14        17,964        14
Miscellaneous E&O.......................     32,329        10        11,649         5         5,153         4
International D&O.......................     11,046         3         9,934         5         1,620         1
Other...................................     12,351         4           822        --           591        --
                                          ---------     -----     ---------     -----     ---------     -----
  Total.................................   $332,085       100%     $210,640       100%     $130,199       100%
                                          =========     =====     =========     =====     =========     =====

     The table below sets forth statutory combined ratios for the periods indicated for the Insurance Subsidiaries and the property/casualty industry as a whole. The Insurance Subsidiaries' specialty products business is not directly comparable to the business of the property/casualty industry as a whole.

                                                           YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------
                                               1996       1995       1994       1993       1992
SAP DATA:
Insurance Subsidiaries' Combined Ratio.....    92.7%      90.7%      97.6%     102.1%     102.8%
Industry Combined Ratio(1).................   105.9%     106.4%     108.4%     106.9%     115.7%

------------------------------

(1) Source: For 1996, Best Week P/C Supplement, March 24, 1997 edition; for 1992 through 1995, Best's Aggregates & Averages--Property-Casualty.

     Approximately 91% of the Company's investment portfolio at June 30, 1997, on a fair value basis, consisted of cash and investment grade fixed maturity securities. At that date, the Company's investment portfolio had an amortized cost and fair value of $783.0 million and $818.3 million, respectively, and the tax equivalent yield on the fixed maturity portfolio was 8.0%. The Company's investment philosophy is to seek optimum total return in a manner consistent with what the Company believes is a generally conservative investment approach. At June 30, 1997, the Company's total assets were $1.1 billion and stockholders' equity was $171.2 million.

     The Insurance Subsidiaries' current pooled rating from A.M. Best Company, Inc. ("A.M. Best") is "A (Excellent)" and their current pooled claims-paying ability rating from Standard & Poor's Corporation ("S&P") is "A+ (Good)." These ratings are based upon factors of concern to policyholders, including financial condition and solvency, and are not directed to the protection of investors. There can be no assurance that such ratings will not change in the future.

     ERI employs approximately 400 people, most of whom are located at the Company-owned headquarters building at 82 Hopmeadow Street, Simsbury, Connecticut 06070.

                                  THE OFFERING

Common Stock offered by the
Company.........................   1,000,000 Shares


Common Stock to be outstanding
after
  the Offering (1)..............   10,575,568 shares



Use of proceeds.................   The net proceeds to the Company from the
                                   Offering, based on an assumed public offering price of $58.38 per share and after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $55.3 million ($63.6 million if the Underwriters' over-allotment option is exercised in full). The Company expects to use the net proceeds from the Offering to make surplus contributions to current and newly-formed insurance company subsidiaries of the Company in order to support existing business lines and to finance entry into new business lines, and for general corporate purposes. See "Use of Proceeds."


Dividend policy.................   The Company intends to continue to pay
                                   quarterly cash dividends of $0.02 per share of Common Stock ($0.08 annually), subject to declaration by the Board of Directors and certain regulatory and other constraints.

NYSE symbol.....................   ER
------------------------------


(1) Based on 9,575,568 shares of Common Stock outstanding as of August 25, 1997. Does not include (i) 1,248,834 shares of Common Stock issuable upon exercise of employee stock options, (ii) 100,000 shares of Common Stock issuable upon exercise of the option owned by Aetna Inc. (the "Aetna Option"), (iii) 43,117 shares of Common Stock issuable upon exercise of options granted to directors under the Company's Nonemployee Directors Option Plan, (iv) 35,780 shares of Common Stock issuable upon exercise of options granted to former directors of Executive Re, (v) any shares of Common Stock issuable pursuant to the Company's Stock Incentive Plan and Performance Share Plan and (vi) 150,000 shares of Common Stock which may be sold by the Company upon exercise of the Underwriters' over-allotment option. See "Underwriting."

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

     The following selected consolidated historical financial data as of June 30, 1997 and 1996 and for each of the six-month periods ended June 30, 1997 and 1996 have been derived from unaudited consolidated financial statements and include all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of such financial information for those periods. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the full year ended December 31, 1997. The selected consolidated historical financial data as of December 31, 1996, 1995, 1994, 1993 and 1992 and for each of the years in the five-year period ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company. The data set forth below should be read in conjunction with the financial and other information included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

                                      SIX MONTHS ENDED
                                          JUNE 30,                       YEAR ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1997       1996       1996       1995       1994       1993       1992
                                         (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Gross premiums written.............  $194,788   $148,039   $332,085   $210,640   $130,199   $ 84,255   $ 82,667
Net premiums written...............   121,978     96,165    210,376    145,121    108,285     70,519     74,605
Net premiums earned................    96,435     70,338    155,784    116,434     94,961     69,014     71,926
Net investment income..............    21,360     14,825     32,646     26,706     22,497     20,475     19,702
Net realized capital gains
  (losses).........................     1,341       (354)     1,047      1,588       (455)     1,964        869
Equity in earnings of ERMA.........        --         --         --         --         --      2,707      2,736
Other income (loss)................       115        287        166         83         82       (364)        --
                                     --------   --------   --------   --------   --------   --------   --------
  Total revenues...................   119,251     85,096    189,643    144,811    117,085     93,796     95,233
Loss and loss adjustment
  expenses.........................    65,110     47,501    105,335     78,530     64,171     46,640     51,427
Policy acquisition costs...........    15,442     12,969     27,803     21,931     18,723     18,613     18,535
General and administrative costs...    12,085      7,080     17,068     10,730      8,890      8,749      6,409
Long-term incentive compensation...        --        187        187      1,458      1,009      1,100         --
Interest expense...................     1,419      1,874      4,511      2,022      1,519      1,421      1,420
Minority interest in Executive Risk
  Capital Trust....................     4,337         --         --         --         --         --         --
                                     --------   --------   --------   --------   --------   --------   --------
  Total expenses...................    98,393     69,611    154,904    114,671     94,312     76,523     77,791
                                     --------   --------   --------   --------   --------   --------   --------
Income before income taxes.........    20,858     15,485     34,739     30,140     22,773     17,273     17,442
Income tax expense.................     3,876      2,700      6,634      4,854      3,533      2,360      2,870
                                     --------   --------   --------   --------   --------   --------   --------
Income before cumulative effect of
  change in accounting for income
  taxes............................    16,982     12,785     28,105     25,286     19,240     14,913     14,572
Cumulative effect of change in
  accounting for income taxes......        --         --         --         --         --         --      1,387
                                     --------   --------   --------   --------   --------   --------   --------
Net income.........................  $ 16,982   $ 12,785   $ 28,105   $ 25,286   $ 19,240   $ 14,913   $ 15,959
                                     ========   ========   ========   ========   ========   ========   ========
Earnings per common and common
  equivalent share(1)..............  $   1.66   $   1.17   $   2.67   $   2.11   $   1.80   $   3.53   $   3.44
                                     ========   ========   ========   ========   ========   ========   ========
Weighted average shares
  outstanding......................    10,217     10,910     10,509     11,956     10,108      3,128      3,120
Earnings per common share--assuming
  full dilution(1).................  $   1.66   $   1.17   $   2.67   $   2.11   $   1.69   $   1.69   $   1.66
                                     ========   ========   ========   ========   ========   ========   ========
Weighted average shares
  outstanding-- assuming full
  dilution ........................    10,241     10,950     10,542     11,978     11,365      9,238      9,230

                                   SIX MONTHS ENDED
                                       JUNE 30,                         YEAR ENDED DECEMBER 31,
                                 ---------------------   ------------------------------------------------------
                                    1997        1996       1996       1995         1994       1993       1992
                                      (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA (AT END OF
  PERIOD):
Cash and invested assets.......  $  818,303   $581,056   $690,975   $549,852     $431,849   $371,596   $319,773
Total assets(2)................   1,147,124    773,375    941,247    705,920(6)   516,747    420,382    361,149
Long-term debt.................          --     70,000     70,000     25,000       25,000     25,000     25,000
Company obligated mandatorily
  redeemable preferred
  securities...................     125,000         --         --         --           --         --         --
Stockholders' equity(2)........     171,173    118,528    144,775    177,725      130,854    114,837     92,473
OTHER DATA:
Loss ratio.....................        67.5%      67.5%      67.6%      67.4%        67.6%      67.6%      71.5%
Expense ratio..................        28.6       28.5       28.8       28.1         29.1       39.6       34.7
                                 ----------   --------   --------   --------     --------   --------   --------
Combined ratio.................        96.1%      96.0%      96.4%      95.5%        96.7%     107.2%     106.2%
                                 ==========   ========   ========   ========     ========   ========   ========
Ratio of net premiums written
  to statutory surplus(3)(4)...         1.2x       1.5x       1.5x       1.2x         1.0x       0.7x       0.8x
Statutory surplus (at end of
  period)(3)...................  $  200,256   $122,293   $138,405   $121,465     $107,401   $ 94,445   $ 91,689
Operating margin(5)............        21.4%      20.7%      20.3%      21.3%        21.1%      19.3%      19.3%

------------------------------
(1) Per share information is based on income before cumulative effect of change in accounting for income taxes. Earnings per common and common equivalent share and earnings per common share--assuming full dilution based on net income were $3.88 and $1.81, respectively, for the year ended December 31, 1992.

(2) As of June 30, 1997 and 1996 and as of December 31, 1996, 1995, 1994 and
    1993, includes $11.6 million, $7.6 million, $11.7 million, $15.4 million, ($3.3) million and $12.4 million, respectively, net of deferred taxes, in total assets and stockholders' equity from unrealized gains (losses) pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

(3) Statutory data has been derived from the financial statements of the Insurance Subsidiaries prepared in accordance with SAP.

(4) Ratios of net premiums written to statutory surplus are calculated on a rolling twelve month basis.

(5) Consists of income before taxes, excluding interest expense, minority interest in Executive Risk Capital Trust, realized capital gains (losses) and certain non-recurring expenses, divided by total revenues, excluding realized capital gains (losses).

(6) Certain 1995 amounts have been reclassified to conform with the 1996 presentation.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors and risks should be considered carefully by potential purchasers in evaluating the Company, its business and the shares of Common Stock offered hereby:

CERTAIN BUSINESS CONSIDERATIONS

     Factors affecting the sectors of the insurance industry in which the Company operates may subject the Company to significant fluctuations in operating results. These factors include competition and general economic conditions, including interest rate levels, as well as legislative initiatives, the frequency of litigation, and the size of judgments obtained against directors and officers. The impact of these factors can dramatically affect demand for the Company's products, insurance capacity, pricing and claims experience and, consequently, the Company's results of operations. Due to the Company's underwriting policy of pricing its insurance products primarily according to perceived risk exposure rather than according to pricing patterns in the market, it is possible that the Company will seek to raise prices during times of excess insurance capacity (or, will not seek to raise prices during times of limited insurance capacity) with an accompanying adverse impact on the Company's results of operations, market share or both.


     The professional liability insurance sectors of the property/casualty industry have experienced a prolonged "soft market," characterized by intense competition and strong downward pricing pressures. The Company's business strategy for continued growth relies on finding underserved markets, primarily in the D&O and E&O sectors, where it can create and profitably underwrite attractive insurance products. The Company's ability to pursue such strategy entails certain risks, due to the highly competitive nature of the insurance industry. The Company competes with domestic and foreign insurers and reinsurers, some of which have greater financial, marketing and management resources and experience than the Company. The Company may also be required to compete with new market entrants in the future. Competition is based on many factors, including the perceived financial strength of the insurer, pricing and other terms and conditions, levels of customer service (including the speed with which claims are paid), ratings assigned by independent rating organizations (including A.M. Best and S&P) and reputation and experience in the business. This competition could have an adverse effect on the Company's results of operations. In addition, with respect to the Company's ratings, A.M. Best and S&P each reviews its ratings of insurance companies from time to time. There can be no assurance that any particular rating will continue for any given period of time or that it will not be changed or withdrawn entirely if, in the judgment of the rating agency, circumstances so warrant. If either the Company's A.M. Best rating or its claims-paying ability rating from S&P were downgraded from its current level, the Company's results of operations could be materially and adversely affected.


     The Company offers liability coverage to members of various professions on a program basis, that is, through wholesale brokers who control regional or national books of business. These "program administrators" function similarly to managing general agents. They are authorized to receive insurance applications and issue Insurance Subsidiary policies, all in accordance with underwriting criteria specified by the Company. Program administrators generally are not authorized to handle or pay claims or to bind reinsurance. Distribution through program administrators entails certain fidelity, credit and underwriting risks not ordinarily encountered in connection with the Company's other distribution methods.

REGULATION


     The Insurance Subsidiaries are subject to a substantial degree of regulatory oversight, which generally is designed to protect the interests of policyholders as opposed to stockholders. Such regulation relates to authorized lines of business, policy rates and forms, capital and surplus requirements, investment parameters, underwriting limitations, transactions with affiliates, dividend limitations, changes in control and a variety of other financial and nonfinancial components of an insurance company's business. The Company believes that more, rather than less, regulation is likely in the future. The National Association of Insurance Commissioners (the "NAIC") has adopted a system of assessing the financial condition and stability of insurance companies, known as "IRIS ratios," and a system to test the adequacy of statutory capital, known as "risk-based capital," each of which applies to the Insurance Subsidiaries. IRIS ratios consist of 11 ratios that are compiled annually from each insurance company's statutory financial reports and then compared against the NAIC-established

"usual range" for each ratio. The Insurance Subsidiaries, which are experiencing rapid premium growth, have fallen outside the usual range for certain IRIS ratios from time to time. The risk-based capital rules, required for the first time in regulatory filings for 1994, establish statutory capital requirements based on levels of risk assumed by an insurance company. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the insurance company's regulatory total adjusted capital to its authorized control level risk-based capital, both as defined by the NAIC, calculated as of the end of each fiscal year. At December 31, 1996, the total adjusted capital (as defined by the NAIC) of ERII and ERSIC was in excess of the risk-based capital regulatory action level. The application of the proceeds from the February 1997 offering of 8.675% Series A Capital Securities by a trust affiliated with the Company (the "Capital Securities") caused the total adjusted capital of ERII and ERSIC to exceed the risk-based capital company action level, which is a higher standard. See Note 16 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K incorporated herein by reference. Failure to maintain risk-based capital at the required levels, or generation of IRIS ratios far outside the NAIC's usual range, could adversely affect the Insurance Subsidiaries' ability to secure regulatory approvals as necessary or appropriate in connection with their insurance businesses.

HOLDING COMPANY STRUCTURE; DIVIDEND RESTRICTIONS

     ERI is an insurance holding company. Dividends and other payments from the Insurance Subsidiaries and ERMA are ERI's primary source of funds to pay expenses, service debt and pay dividends, if any. The payment of dividends by ERII and ERSIC is subject to restrictions set forth in the Delaware and the Connecticut insurance laws, respectively. In general, these restrictions limit the aggregate amount of dividends or other distributions that the Insurance Subsidiaries may declare or pay to ERI within any 12-month period without the permission of the applicable regulatory authority (generally to an amount less than the greater of statutory net income (excluding realized capital gains in the case of Delaware) for the preceding year or 10% of statutory surplus), and require that the statutory surplus of the applicable Insurance Subsidiary following any such dividend or distribution be reasonable in relation to its outstanding liabilities and adequate to its financial needs. As of December 31, 1996, the Company's Insurance Subsidiaries had sufficient capital and earnings to pay up to $13.8 million of dividends to the Company during 1997 without prior regulatory approval. As of the date hereof, no dividends have been paid to the Company by the Insurance Subsidiaries during 1997.

     In addition, under applicable state insurance laws and regulations, no person may acquire control of ERII, ERSIC or any corporation controlling either of them unless such person has filed a statement containing specified information with appropriate regulatory authorities and approval for such acquisition has been obtained. Under applicable laws and regulations, any person acquiring, directly or indirectly, or holding proxies with respect to, 10% or more of the voting stock of any other person is presumed to have acquired "control of such person." Accordingly, any purchase resulting in the purchaser owning 10% or more of the outstanding Common Stock of ERI, in the Offering or otherwise, would require prior approval by applicable regulatory authorities. Such prior approval requirement also would apply to an acquisition of proxies to vote 10% or more of the outstanding Common Stock of ERI and, therefore, in a proxy contest could delay or prevent a stockholder from acquiring such proxies. No assurance can be given as to whether or not the Company would seek to invoke these laws and regulations in the event of a contested solicitation of proxies.

     In connection with the issuance of the Capital Securities in February 1997, the Company issued junior subordinated debentures (the "Junior Subordinated Debentures") and a guarantee of certain payments (the "Guarantee") with respect to the Capital Securities. In connection with the Guarantee and the Junior Subordinated Debentures, the Company has agreed that if an event of default with respect to the Guarantee or the Junior Subordinated Debentures has occurred, the Company shall not, in general, declare or pay dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock (which includes common and preferred stock).

ADEQUACY OF LOSS RESERVES

     The reserves for losses and loss adjustment expenses represent the Company's estimates of liability on outstanding claims. These estimates involve actuarial and statistical projections of the expected ultimate cost of administering and settling these claims based on facts and circumstances then known, predictions of future events, estimates of future trends in claims severity and other variable factors such as inflation and new theories of liability. As estimates, reserves may not accurately reflect amounts that are ultimately incurred in administering and settling insured losses, particularly in the instance of companies with relatively short operating histories or companies that have a heavy reliance on relatively newer product lines, such as the Company. If the reserve estimates prove to be inadequate, the Company would be required to augment its reserves, resulting in a charge to earnings in the period in which such action occurs. Although the Company believes that its reserves are adequate, there can be no assurance that ultimate loss experience will not exceed the Company's reserves, resulting in a material adverse effect on the Company's financial condition and results of operations. Since 1988, the Company has retained the services of an independent actuarial consulting firm to provide opinions regarding reserves as required for state regulatory filings. The Company intends to utilize such services in the future. In addition, although the Company seeks to spread risk through the use of reinsurance programs, like other insurance companies, it is subject to the risk of severe or multiple losses, which could materially and adversely affect its financial position and results of operations.

REINSURANCE

     The Company has historically utilized reinsurance arrangements to limit the amount of risk retained under policies written or reinsured by the Insurance Subsidiaries. The Company currently has in place a number of reinsurance programs pursuant to which it cedes risks. The ceding of risk to reinsurers does not relieve the Company of liability to its insureds and reinsureds, and consequently the Company is subject to credit risk with respect to its reinsurers. While the Company endeavors to reinsure only with financially sound reinsurers, there can be no assurance that the Company will not experience difficulties in the future in collecting reinsurance recoverables under these arrangements should one or more of its reinsurers suffer financial detriment. In addition, the availability and cost of reinsurance arrangements are subject to prevailing market conditions, which are beyond the Company's control. The Company may in the future choose to revise further its reinsurance practices to increase, decrease or eliminate entirely the amount of risk it cedes to reinsurers.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS

     The Company's Certificate of Incorporation and By-laws, its Stockholder Rights Plan, as well as the Delaware corporation law and the Delaware and Connecticut insurance laws, all contain provisions that could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering, based on an assumed public offering price of $58.38 per share and after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $55.3 million ($63.6 million if the Underwriters' over-allotment option is exercised in full). The Company expects to use the net proceeds from the Offering to make surplus contributions to current and newly-formed insurance company subsidiaries of the Company in order to support existing business lines and to finance entry into new business lines, and for general corporate purposes.


                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS


     The Common Stock is traded on the NYSE under the symbol "ER". The following table sets forth the high and low sales prices of the Common Stock on the NYSE for the period from January 1, 1995 through August 25, 1997 and the cash dividends paid for the periods indicated.



                                                                      MARKET PRICE
                                                                      ------------
                                                                      HIGH     LOW     DIVIDEND
1995:
  First Quarter....................................................   $17 1/8  $13 5/8     $0.02
  Second Quarter...................................................    19       16 5/8      0.02
  Third Quarter....................................................    23 7/8   18 3/8      0.02
  Fourth Quarter...................................................    29       22          0.02

1996:
  First Quarter....................................................   $33 5/8  $26 1/8     $0.02
  Second Quarter...................................................    38 1/4   29 1/4      0.02
  Third Quarter....................................................    38 1/2   33 3/8      0.02
  Fourth Quarter...................................................    42 3/8   33 7/8      0.02

1997:
  First Quarter....................................................   $49      $35 5/8     $0.02
  Second Quarter...................................................    56 3/8   43 1/4      0.02
  Third Quarter (through August 25, 1997)..........................    61       49 5/16       --


     The Company intends to continue to pay quarterly cash dividends of $0.02 per share of Common Stock (a rate of $0.08 annually). The payment of dividends is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Board of Directors deems relevant.

     As an insurance holding company, ERI depends in large part on dividends and other payments from its subsidiaries for the payment of cash dividends to stockholders. In the case of the Insurance Subsidiaries, such payments are restricted by insurance laws, and insurance regulators have authority in certain circumstances to prohibit payments of dividends and other amounts by the Insurance Subsidiaries that would otherwise be permitted without regulatory approval. The Company is a party to a loan agreement that also restricts the payment of dividends. As of the date hereof, there is no amount outstanding under the Company's loan agreement. See Note 6 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K incorporated herein by reference.

     In connection with the issuance of the Capital Securities in February 1997, as described more fully in Note 16 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K incorporated herein by reference, the Company issued the Junior Subordinated Debentures and the Guarantee. In connection with the Guarantee and the Junior Subordinated Debentures, the Company has agreed that if an event of default with respect to the Guarantee or the Junior Subordinated Debentures has occurred, the Company shall not, in general, declare or pay dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock (which includes common and preferred stock).

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company as of June 30, 1997 and as adjusted to give effect to the sale of 1,000,000 shares of Common Stock offered by the Company based on an assumed public offering price of $58.38 per share (after deduction of underwriting discounts and commissions and estimated offering expenses) and the application of the net proceeds as described in "Use of Proceeds." The data set forth below should be read in conjunction with the financial and other information included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 incorporated herein by reference.



                                                                              JUNE 30, 1997
                                                                          ----------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                              (IN THOUSANDS)
Company obligated mandatorily redeemable preferred securities of subsidiary Executive Risk Capital Trust holding solely $125,000,000 aggregate principal amount of 8.675% Series B Junior Subordinated
  Deferrable Interest Debentures of the Company due February 1, 2027 and
  $3,866,000 aggregate principal amount of 8.675% Series A Junior
  Subordinated Deferrable Interest Debentures of the Company due
  February 1, 2027......................................................  $125,000    $ 125,000
Stockholders' equity:
  Common stock (1)......................................................       106          116
  Additional paid-in capital............................................    99,223      154,486
  Unrealized gains on investments, net of tax...........................    22,971       22,971
  Currency translation adjustments......................................      (556)        (556)
  Retained earnings.....................................................    81,989       81,989
  Cost of shares in treasury, at cost--1,114,421 shares.................   (32,560)     (32,560)
                                                                          --------    ---------
     Total stockholders' equity.........................................   171,173      226,446
                                                                          --------    ---------
       Total capitalization.............................................  $296,173    $ 351,446
                                                                          ========    =========


------------------------------
(1) Does not include (i) 1,323,546 shares of Common Stock issuable upon exercise of employee stock options, (ii) 100,000 shares of Common Stock issuable upon exercise of the Aetna Option, (iii) 42,900 shares of Common Stock issuable upon exercise of options granted to directors under the Company's Nonemployee Directors Option Plan, (iv) 36,280 shares of Common Stock issuable upon exercise of options granted to former directors of Executive Re, (v) any shares of Common Stock issuable pursuant to the Company's Stock Incentive Plan and Performance Share Plan and (vi) 150,000 shares of Common Stock which may be sold by the Company upon exercise of the Underwriters' over-allotment option. See "Underwriting."

     The Company currently expects to issue up to $75 million aggregate principal amount of debt securities during the third or fourth calendar quarter of 1997. There can be no assurance that such debt securities will be issued, or, if issued, as to the terms thereof, including without limitation the interest rate and other financial terms.

                                  UNDERWRITING


     Subject to the terms and conditions contained in the underwriting
agreement, dated September   , 1997 (the "Underwriting Agreement"), among the
Company, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Conning & Company ("Conning") and Oppenheimer & Co., Inc., which are acting as representatives (the "Representatives") for the underwriters named below (the "Underwriters"), the Company has agreed to sell to the Underwriters and each of the Underwriters has severally agreed to purchase the number of Shares set forth opposite its name below.


                                UNDERWRITERS                               NUMBER OF SHARES
    Donaldson, Lufkin & Jenrette Securities Corporation..................
    Conning & Company....................................................
    Oppenheimer & Co., Inc. .............................................

              Total......................................................      1,000,000
                                                                               =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all such Shares, if any are taken.

     The Company has been advised by the Representatives that the Underwriters propose initially to offer the Shares, in part, directly to the public at the price set forth on the cover page of this Prospectus and, in part, to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the Offering, the offering price and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock at the public offering price, less the underwriting discount and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the Offering. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of Shares to be purchased by said Underwriter shown in the foregoing table bears to the total number of Shares initially offered by the Underwriters hereby.

     The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.


     The Company has agreed, for a period of 90 days after the date of this Prospectus, without the prior written consent of the Representatives, not to (i) offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of any shares of Common Stock other than pursuant to any employee or director stock-based plans, or (ii) file any registration statement under the Securities Act with respect to shares of Common Stock other than pursuant to any employee or director stock-based plans.


     From time to time, DLJ and Conning have participated in offerings of securities issued by the Company or its affiliates. Most recently, in February 1997, DLJ participated in the offering of the Capital Securities. In addition, both DLJ and Conning participated in an underwritten offering of the Common Stock in June 1996. In such transactions, DLJ and Conning received customary compensation. Conning also provides the Company and the Insurance Subsidiaries with investment advisory, record-keeping and related services pursuant to an agreement that is annually renewable in June. For services rendered during 1996, the Company paid Conning approximately $0.6 million

                             CERTAIN LEGAL MATTERS

     Certain legal matters in connection with the offering of the Shares made hereby will be passed upon for the Company by Dewey Ballantine, 1301 Avenue of the Americas, New York, New York. James A. FitzPatrick, Jr., Secretary of the Company, is a member of Dewey Ballantine. From time to time, Dewey Ballantine represents Donaldson, Lufkin & Jenrette Securities Corporation, one of the Representatives. Certain legal matters in connection with the offering of the Shares made hereby will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, 125 West 55th Street, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company incorporated by reference or appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited consolidated interim financial information for the three-month periods ended March 31, 1997 and March 31, 1996, and the six-month periods ended June 30, 1997 and June 30, 1996, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or "parts" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................     4
Risk Factors..........................     9
Use of Proceeds.......................    12
Price Range of Common Stock and
  Dividends...........................    12
Capitalization........................    13
Underwriting..........................    14
Certain Legal Matters.................    15
Experts...............................    15

======================================================
======================================================

                                1,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

                         ------------------------------
                                   PROSPECTUS
                         ------------------------------

                          DONALDSON, LUFKIN & JENRETTE

                             SECURITIES CORPORATION

                               CONNING & COMPANY
                            OPPENHEIMER & CO., INC.

                               SEPTEMBER   , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following is an itemized statement of the estimated amounts (except for the SEC registration fee and the NASD filing fee, which are actual amounts) of all expenses payable by the Registrant in connection with the registration of the Common Stock offered hereby, other than underwriting discounts and commissions:



    SEC registration fee.....................................................  $19,558.71
    NASD filing fee..........................................................    6,954.00
    Blue Sky fees and expenses (including counsel fees)......................    6,500.00
    NYSE listing fee.........................................................    4,025.00
    Accountants' fees and expenses...........................................   40,000.00
    Legal fees and expenses..................................................  130,000.00
    Printing expenses........................................................   90,000.00
    Miscellaneous............................................................    2,962.29
                                                                                 --------
         Total...............................................................  300,000.00
                                                                                 ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe the person's conduct was unlawful.


     Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted under similar standards set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.


     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

     The Company's By-laws provide that the Company shall indemnify officers and directors, employees and agents of the Company, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. The By-laws also permit the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such.

     Section 102(b)(7) of the General Corporation Law provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for monetary damages for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the personal liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company's Certificate of Incorporation contains such a provision.


     Reference is made to Section 7 of the Underwriting Agreement to be filed as
Exhibit 1.1 to this Registration Statement pursuant to which the underwriters may, under certain circumstances, indemnify the officers and directors of the Company.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     (A)  EXHIBIT
            1.1   --  Form of Underwriting Agreement.
            5.1   --  Opinion of Dewey Ballantine
           15.1   --  Acknowledgment Letter of Ernst & Young LLP
           23.1   --  Consent of Ernst & Young LLP
           23.2   --  Consent of Dewey Ballantine (contained in Exhibit 5.1)
          *24.1   --  Power of Attorney (included with the signatures in Part II of this
                      Registration Statement)


------------------------------


* Previously filed.


ITEM 17.  UNDERTAKINGS

          (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (b) The undersigned registrant hereby undertakes that:

             (i) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

        Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

             (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Simsbury, State of Connecticut, on August 25, 1997.


                                          EXECUTIVE RISK INC.


                                          BY: /s/    ROBERT H. KULLAS


                                             -----------------------------------

                                             Robert H. Kullas


                                             Chairman



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below on August 25, 1997 by the following persons in the capacities indicated.



                    SIGNATURE                                       TITLE

              /s/ ROBERT H. KULLAS               Chairman
  ---------------------------------------------
                Robert H. Kullas

                        *                        Chief Executive Officer and President
  ---------------------------------------------  (Principal Executive Officer) and Director
                Stephen J. Sills

                        *                        Executive Vice President, Treasurer,
  ---------------------------------------------  Chief Financial Officer (Principal Financial
                Robert V. Deutsch                Officer and Principal Accounting Officer),
                                                 Chief Actuary and Director

                        *                        Director
  ---------------------------------------------
                 Gary G. Benanav

                        *                        Director
  ---------------------------------------------
                Barbara G. Cohen

                        *                        Director
  ---------------------------------------------
                 John G. Crosby

                        *                        Director
  ---------------------------------------------
               Patrick A. Gerschel

                        *                        Director
  ---------------------------------------------
                 Peter Goldberg

                        *                        Director
  ---------------------------------------------
                 Michael D. Rice

                        *                        Director
  ---------------------------------------------
                Joseph D. Sargent

            *By /s/ ROBERT H. KULLAS
  ---------------------------------------------
                Robert H. Kullas
                Attorney-In-Fact

                                 EXHIBIT INDEX


                                                                                        SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
NUMBER                                                                                      PAGE
-------                                                                                 ------------
   1.1    --   Form of Underwriting Agreement.........................................
   5.1    --   Opinion of Dewey Ballantine............................................
  15.1         Acknowledgment Letter of Ernst & Young LLP
  23.1    --   Consent of Ernst & Young LLP...........................................
  23.2    --   Consent of Dewey Ballantine (contained in Exhibit 5.1).................
 *24.1    --   Power of Attorney......................................................


------------------------------


* Previously filed.